Senstar Technologies Ltd.
10th F. Gibor Sport Tower 7 Menachem Begin Road	T: +972-3-539-1444
Ramat Gan 5268102, Israel	www.senstartechnologies.com

Senstar Recognized as One of Top Five Perimeter Intrusion Brands

Ramat Gan, Israel, July 13, 2022 /PRNewswire/ -- Senstar Technologies (NASDAQ: SNT), a world leader in video management and perimeter intrusion detection solutions, today announced that the Senstar brand has been named one of the top five perimeter intrusion brands according to a reader survey conducted by asmag.com earlier this year.

"As the only company on the Top 5 list that is not a camera manufacturer and with a broad range of security technologies, Senstar is proud to be recognized by the industry as a trusted company in perimeter protection," said Senstar Managing Director Fabien Haubert.

Senstar's perimeter-focused integrated technologies cover a wide range of solutions such as a fence, buried and above-ground sensors, and a modular common operating platform encompassing video and security management, video analytics, and access control. Recently, Senstar introduced a groundbreaking technology, the sensor fusion engine, as part of this platform.

Asmag.com surveyed its readers about the perimeter intrusion detection brands of their choice, features that played a significant role in decision-making, and services that need improvement. Senstar was cited as “an established industry name in perimeter intrusion detection products," offering integrated technologies for multi-layered perimeter protection.

The complete article is available at Top 5 perimeter intrusion brands: 2022 asmag.com reader survey.

“The purpose of the survey was to identify the brands that are ‘top of mind’ for the security industry and the features they value the most,” said Emily Lin, Editor-in-Chief of asmag.com. “For this, we reached out to our readers, mostly based in Asia, who represent the security distribution channel from distributors and resellers to integrators. The survey reveals that the line between brands and product groups is fading. Decades ago, a company might have been limited to a field like surveillance or intrusion detection. But today, companies can combine different technologies for a diverse solution portfolio to address key security requirements. Channel players place detection accuracy as a top priority and want to integrate their intrusion detection systems with VMS and analytics. They look forward to using artificial intelligence to increase accuracy and reduce false alarms.”

Senstar Corporation, a wholly-owned subsidiary of Senstar Technologies, is a leader in the security industry, providing multiple security solutions for various verticals such as PIDS, VMS, and EAC-Analytics. Senstar's products have been protecting critical assets worldwide for over 40 years. Key to the company's longevity and success is the ability to deliver leading-edge security and risk management solutions backed by deep industry knowledge and world-class support.

About Senstar Technologies Ltd.

With innovative perimeter intrusion detection systems (including fence, buried, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity and improve performance and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus on utilities, logistics, corrections, and energy markets.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the impact of the spread of the COVID19 virus and its effect on the Company's operations, the demand for Company's products, global supply chains and economic activity in general.

For more information:	IR Contact:
Senstar Technologies Ltd.	Brett Mass
Doron Kerbel, Adv.	Managing Partner
V.P. General Counsel & Company Secretary	Hayden IR
+972-74-794-5200	+1-646-536-7331
Doron.Kerbel@senstar.com	Brett@HaydenIR.com

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